FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: _____ August ______________

Commission File Number: 0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300–889 Harbourside Drive
North Vancouver, British Columbia
Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F                    Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION
(Registrant)

By:	/s/ A. David Long A. David Long, Corporate Secretary

Dated: August 14, 2007

Miramar Announces Q2 2007 Financial Results
-Cash and equivalents at the end of the second quarter of $131.4 million-

VANCOUVER — Miramar Mining Corporation today announced its financial results for the second quarter ended June 30, 2007. For the three month period, Miramar reported consolidated net loses of $2.8 million or $0.01 per share compared to net earnings of $1.9 million or $0.01 per share for the same period in 2006. The Company ended the quarter with cash and short term investments of $131.4 million.

Second Quarter Highlights

Work in the quarter focused on completing and announcing the updated 2006 resource calculation, completion of the ice based drilling at the Madrid deposit, site preparation for the construction of the Doris North Mine and progressing licensing and permitting for the Doris North Mine. Significant exploration results reported in the quarter were from the Suluk and Rand deposits within the Madrid area. At Suluk, wide intercepts of mineralization were encountered at surface, including hole #549 which intercepted 7.0 g/t over 48 meters, hole #539 which intercepted 6.2 g/t over 48 meters and hole #529 which intercepted 86.5 g/t over 2 meters. At Rand, positive results included near surface encounters of visible gold and higher than expected grade, including hole #532 which intercepted 5.0 g/t over 28 meters and hole #542 which intercepted 8.4 g/t over 54 meters.

For the quarter ended June 30, 2007, the Company had losses of $2.8 million or $0.01 per share compared to earnings of $1.9 million or $0.01 per share in 2006. These results are largely attributable to stock based compensation expenses increasing the Operating costs for the period, lower reported future income tax recovery, partially offset by interest and other income on gains realized on the Company’s investment in Sherwood Copper. For the six month period ended June 30, 2007, the Company had losses of $2.0 million or $0.01 per share compared to net earnings of $0.8 million or $0.0 per share in the same period of 2006.

At June 30, 2007, the Company had consolidated working capital of $113.8 million compared to $143.7 million at the end of 2006. At June 30, 2007, the Company had $131.4 million of cash and cash equivalents compared to $149.8 million of cash and cash equivalents and short term investments at December 31, 2006.

See the full Financial Statements and Management’s Discussion and Analysis attached to this news release.

Additional Information

All dollar amounts referred to herein are expressed in Canadian dollars. All information previously released on the Hope Bay Project is available Miramar’s website at http://www.miramarmining.com/.

About Miramar Mining Corporation

Miramar is a Canadian gold company that controls the Hope Bay project in Nunavut, Canada.

Forward Looking Statements

This press release and the attached financial disclosure contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 including, without limitation, statements relating to Miramar’s strategies, goals and objectives at the Hope Bay project and the expected results of exploration work. Forward looking statements are statements that are not historical facts and are generally but not always, identified by words such as “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “potential,” “goal,” ”objective,” “strategy,” or variations thereof or similar expressions or statements that events or conditions “will,” ”would,” “may,” “could,” or “should” occur.

Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation, risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing in a timely manner and on acceptable terms to fund the planned work; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company’s properties, and that commercially viable deposits may not be identified; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; the possibility that required permits may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; the possibility that the estimated recovery rates may not be achieved; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in work programs or mine closures; the risk of environmental contamination or damage resulting from Miramar’s operations and other risks and uncertainties, including those described in this press release and the attached disclosure and in the Miramar’s Annual Report on Form 40-F for the year ended December 31, 2006 and Reports on Form 6-K filed with the Securities and Exchange Commission.

Forward-looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation

For further information contact:
Anthony P. Walsh
President & CEO, Miramar Mining Corporation
Tel: (604) 985-2572 Fax: (604) 980-0731Toll Free: 1-800-663-8780Email: info@miramarmining.com

Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

MIRAMAR MINING CORPORATION

Three and six months periods ended June 30, 2007 and 2006

MIRAMAR MINING CORPORATION

Consolidated Balance Sheets
(Expressed in thousands of Canadian dollars)

June 30, 2007 and December 31, 2006

	June 30, 2007 (unaudited)	December 31, 2006

Assets

Current assets:
Cash and cash equivalents	$131,401	$145,800
Short term investments	—	3,957
Accounts receivable	2,159	1,781
Inventory	4,515	5,243
Power credits	389	389
Prepaid expenses	932	322
	139,396	157,492

Power credits	586	780

Property, plant and equipment (note 4)	18,625	6,547

Mineral properties (note 5)	231,899	204,892

Cash collateral deposits	15,549	15,263

Investment in Northern Orion Explorations Ltd.	6,305	6,305

Investments (note 6)	10,581	969

Other assets	2,114	1,647
	$425,055	$393,895

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	$17,079	$4,976
Current portion of site reclamation and closure costs (note 7)	8,150	8,473
Current portion of deferred gain	389	389
	25,618	13,838
Deferred gain	586	780

Provision for site reclamation and closure costs (note 7)	9,387	11,002

Future income tax liability	37,387	25,981
	72,978	51,601

Shareholders’ equity:
Share capital (note 8)	543,537	551,480
Contributed surplus	15,369	5,213
Deficit	(216,370)	(214,399)
Accumulated other comprehensive income (note 3)	9,541	—
	352,077	342,294
	$425,055	$393,895

See accompanying notes to consolidated financial statements.

MIRAMAR MINING CORPORATION

Consolidated Statements of Operations and Deficit
(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and six month periods ended June 30, 2007 and 2006

	3 months ended June 30,		6 months ended June 30,
	2007 (unaudited)	2006 (unaudited)	2007 (unaudited)	2006 (unaudited)
Expenses:
Depreciation, depletion and accretion	$276	$340	$550	$475
General and administration	524	516	1,057	961
Salaries	336	295	677	728
Stock-based compensation	5,771	40	5,771	1,467
Professional services	528	319	868	547
Investor relations and travel	170	65	249	193
Interest and penalties	140	384	343	502
Foreign exchange	117	2	124	42
Severances and closure	3	608	270	1,328
	7,865	2,569	9,909	6,243

Loss before undernoted	(7,865)	(2,569)	(9,909)	(6,243)

Other income:
Interest income	1,681	780	3,403	1,476
Other income	3,560	330	4,261	1,861
	5,241	1,110	7,664	3,337

Earnings (loss) before income taxes	(2,624)	(1,459)	(2,245)	(2,906)

Income tax recovery (expense):
Current	—	84	—	14
Future	(150)	3,281	274	3,715
	(150)	3,365	274	3,729

Net earnings (loss) for the period	(2,774)	1,906	(1,971)	823

Deficit, beginning of the period	(213,596)	(213,511)	(214,399)	(212,428)
Deficit, end of the period	$(216,370)	$(211,605)	$(216,370)	$(211,605)

Basic and diluted earnings (loss) per share	$(0.01)	$0.01	$(0.01)	$(0.00)

Weighted average number of common shares outstanding	217,638,882	189,231,868	217,552,780	188,134,331

Consolidated Statements of Comprehensive Income
(Expressed in thousands of Canadian dollars)

For the three and six month periods ended June 30, 2007 and 2006

	3 months ended June 30, 2007 (unaudited)	6 months ended June 30, 2007 (unaudited)
Net loss for the period before comprehensive income	(2,774)	(1,971)
Unrealized gains on available for sale investments	3,847	4,850
Reclassification of net realized gain on investments	(3,560)	(4,261)
Comprehensive loss	(2,487)	(1,382)

See accompanying notes to consolidated financial statements.

MIRAMAR MINING CORPORATION

Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars)

For the three and six month periods ended June 30, 2007 and 2006

	3 months ended June 30,		6 months ended June 30,
	2007 (unaudited)	2006 (unaudited)	2007 (unaudited)	2006 (unaudited)

Cash provided by (used in):

Operations:
Net earnings (loss) for the period	$(2,774)	$1,906	$(1,971)	$823
Items not involving cash:
Depreciation, depletion and accretion	276	340	550	475
Stock-based compensation	5,771	40	5,771	1,467
Gain on sale of investments	(3,560)	(330)	(4,261)	(1,861)
Future income taxes	150	(3,281)	(274)	(3,715)
Other	—	(142)	126	357
Changes in non-cash working capital:
Accounts receivable	(876)	(556)	(378)	(735)
Inventory	560	(503)	728	(740)
Prepaid expenses	(101)	266	(610)	(374)
Accounts payable and accrued liabilities	11,225	3,413	12,135	5,223
Payments made on site reclamation (note 7)	(1,566)	(1,344)	(2,412)	(2,410)
	9,105	(191)	9,404	(1,490)

Financing:
Deferred finance costs	—	(159)	—	(159)
Issue of common shares for cash	32	3,979	988	5,853
	32	3,820	988	5,694

Investments:
Expenditures on plant, equipment and deferred exploration	(26,258)	(10,679)	(32,171)	(14,865)
Proceeds from short-term investments	—	27,126	3,957	20,000
Proceeds on sale of investments	3,619	330	3,709	2,034
Purchase of collateral deposits, net	(186)	(84)	(286)	(89)
	(22,826)	16,693	(24,791)	7,080

Increase (decrease) in cash and cash equivalents	(13,689)	20,322	(14,399)	11,284

Cash and cash equivalents, beginning of period	145,090	39,685	145,800	48,723
Cash and cash equivalents, end of period	$131,401	$60,007	$131,401	$60,007

Supplementary information:
Income taxes paid	—	(70)	—	—
Interest received	1,573	762	3,503	1,519

Non-cash investing and financing activities:
Fair value of stock options allocated to shares issued on exercise	16	1,756	538	2,518
Stock-based compensation included in deferred exploration	4,921	326	4,921	1,189
Recognition of future income tax liabilities to mineral properties	2,210	769	2,210	2,229
Common shares received on option agreement (note 5)	—	—	143	—

See accompanying notes to consolidated financial statements.

MIRAMAR MINING CORPORATION
Notes to Interim Consolidated Financial Statements—Unaudited
(Tabular dollar amounts expressed in thousands of Canadian dollars except per share amounts)

For the three and six month periods ended June 30, 2007 and 2006

1.	Interim Financial Statements:

These unaudited interim consolidated financial statements of Miramar Mining Corporation (the “Company”) have been prepared in accordance with the accounting principles and methods of application disclosed in the consolidated financial statements for the year ended December 31, 2006, except as disclosed in note 2. These interim consolidated financial statements as at June 30, 2007 and for the three and six months ended June 30, 2007 and 2006 are unaudited; however they reflect all adjustments necessary for the fair presentation in accordance with Canadian generally accepted accounting principles (“GAAP”) of the results for the interim periods presented. Certain comparative figures have been reclassified to conform to the current period presentation.

These financial statements do not include all disclosures required by Canadian GAAP for annual financial statements and accordingly the financial statements should be read in conjunction with the consolidated financial statements and notes thereto contained in the Company’s annual report for the year ended December 31, 2006.

2.	Changes in accounting policies:

Effective January 1, 2007, the Company adopted five new Canadian Institute of Chartered Accountants (“CICA”) accounting standards: (a) Handbook Section 1530, Comprehensive Income; (b) Handbook Section 3855, Financial Instruments — Recognition and Measurement; (c) Handbook Section 3861 Financial Instruments — Disclosure and Presentation; (d) Handbook Section 3865, Hedges; and (e) Handbook Section 1506, Accounting Changes. The main requirements of these new standards and the resulting financial statement impact are described below.

Consistent with the requirements of the new accounting standards, the Company has not restated any prior period amounts as a result of adopting the accounting changes. The effect of the adoption of these standards is summarized below.

(a)	Comprehensive Income (Section 1530):

CICA Section 1530 introduces the term Comprehensive Income, which consists of net earnings and other comprehensive income (“OCI”). Comprehensive income represents changes in Shareholder’s equity during the period arising from transactions and other events with non-owner sources. OCI includes certain gains or losses, such as unrealized holding gains and losses from available for sale assets, that are excluded from net earnings in accordance with GAAP. As a result of adopting this standard, a Statement of Comprehensive Income now forms part of the Company’s consolidated financial statements. Cumulative changes in OCI are included in Accumulated Other Comprehensive Income, which is presented as a new category of Shareholder’s Equity in the balance sheet and is reconciled in note 3.

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of Canadian dollars)

For the three and six month periods ended June 30, 2007 and 2006

2.	Changes in accounting policies (continued):

(b)	Financial Instruments — Recognition and Measurement (Section 3855):

CICA Section 3855 sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on the balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in either the statement of operations or the statement of comprehensive income.

All financial assets and liabilities are recognized when the Company becomes a party to the contract creating the item. As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to January 1, 2007 were recognized by adjusting opening accumulated other comprehensive income.

All financial instruments are classified into one of the following five categories: held-for-trading, held to maturity, loans and receivables, available for sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

•   Held to maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and transaction costs are amortized into net earnings, using the effective interest method.

•   Available for sale financial assets are measured at fair value, with unrealized gains and losses recorded in other comprehensive income until the asset is realized, at which time they will be recorded in net earnings.

•   Held for trading financial instruments are measured at fair value. All gains and losses resulting from changes in their fair value are included in net earnings in the period in which they arise.

•   All derivative financial instruments are classified as held for trading financial instruments and are measured at fair value, even when they are part of a hedging relationship. All gains and losses resulting from changes in their fair value are included in net earnings in the period in which they arise.

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of Canadian dollars)

For the three and six month periods ended June 30, 2007 and 2006

2.	Changes in accounting policies (continued):

(b)	Financial Instruments — Recognition and Measurement (Section 3855) (continued):

Upon adoption of these new standards, the following adjustment was recorded with respect to the classification of the Company’s financial instruments.

•   The Company has designated its investments as available for sale assets in accordance with Section 3855 and as a result now records the investments on the balance sheet at their fair market value based on quoted market prices. This change in accounting standard resulted in an increase in the carrying value the investments and accumulated other comprehensive income of $8,952,000 as at January 1, 2007. Unrealized gains and losses on these investments since January 1, 2007 have been included in the statement of comprehensive income. There is no net impact to future income taxes resulting from this adjustment as the future income tax liability is fully offset by a reduction in the Company’s future income tax valuation allowance.

(c)	Financial Instruments — Disclosure and Presentation (Section 3861):

CICA Section 3861 sets out standards which address the presentation of financial instruments and non-financial derivates, and identifies the related information that should be disclosed. These standards also revise the requirements for entities to provide accounting policy disclosures, including disclosure of the criteria for designating as held-for-trading those financial assets or liabilities that are not required to be classified as held-for-trading; whether categories of normal purchases and sales of financial assets are accounted for at trade date or settlement date; the accounting policy for transaction costs on financial assets and financial liabilities classified as other than held-for-trading; and provides several new requirements for disclosure about fair value. Disclosure related to the fair value of the Company’s available for sale investments is included in note 6 to these financial statements.

(d)	Hedging (Section 3865):

CICA Section 3865 specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not hold any financial instruments designated for hedge accounting.

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of Canadian dollars)

For the three and six month periods ended June 30, 2007 and 2006

2.	Changes in accounting policies (continued):

(e) Accounting Changes (Section 1506):

CICA Section 1506 revised the standards on changes in accounting policy, estimates or errors to require a change in accounting policy to be applied retrospectively (unless doing so is impracticable or is specified otherwise by an new accounting standard), changes in estimates to be recorded prospectively, and prior period errors to be corrected retrospectively. Voluntary changes in accounting policy are allowed only when they result in financial statements that provide reliable and more relevant information. In addition, these revised standards call for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The impact of this new standard cannot be determined until such time as the Company makes a change in accounting policy, other than the changes resulting from the implementation of the new CICA Handbook standards discussed in this note.

3.	Accumulated other comprehensive income:

2007

Balance, beginning of the period	—
Adjustment to opening balance— change in accounting policy (note 2)	8,952
Unrealized gains on available for sale investments	4,850
Reclassification of net realized gain on available sale investment	(4,261)
Balance, end of the period	9,541

4.	Property, plant and equipment:

	June 30, 2007			December 31, 2006
	Cost	Accumulated depreciation and depletion	Net book value	Net book value

Mine plant and equipment	$118,017	$115,923	$2,094	$2,094
Exploration equipment	4,642	1,080	3,562	2,720
Construction in progress	12,422	—	12,422	1,177
Computer equipment	1,920	1,526	394	379
Leasehold and office	587	434	153	177
Total	$137,588	$118,963	$18,625	$6,547

Expenditures capitalized in relation to the planned construction of the Doris North Mine at Hope Bay, listed in the table above under the heading Construction in Progress, totaled $12.4 million and is largely comprised of: $6.7 million for camp and mine dry facilities, $3.4 million for ongoing construction of site roads infrastructure and $2.3 million for various mine and construction equipment and supplies.

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of Canadian dollars)

For the three and six month periods ended June 30, 2007 and 2006

5.	Mineral properties:

The following is a summary of exploration and development costs incurred related to the Company’s Hope Bay Project:

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006

Balance, beginning of period	$210,065	177,188	$204,892	$170,817
Additions:
Drilling	4,170	3,462	4,540	4,193
Sample analysis	821	307	1,038	333
Personnel and contracts	2,116	1,472	3,144	2,219
Stock-based compensation	4,921	326	4,921	1,189
Supplies and equipment	774	859	1,005	1,032
Other exploration costs	491	193	896	537
Title and claim management	(14)	79	46	89
Transportation and freight	2,687	1,490	3,683	2,268
Camp and infrastructure	1,562	1,051	2,296	1,318
Environmental and permitting	1,078	1,033	1,524	1,609
Feasibility and studies	1,018	254	1,847	650
Future income taxes related to the above	2,210	769	2,210	2,229
	21,834	11,295	27,150	17,666
Disposition of mineral property	—	—	(143)	—
Balance, end of period	$231,899	188,483	$231,899	188,483

On September 20, 2004, the Company completed an option agreement with Maximus Ventures Ltd (“Maximus”), whereby Maximus can earn a 75% interest in the Chicago and Twin Peaks areas of Hope Bay by spending $7.5 million scheduled over a three-year period. In consideration for entering the option agreement, Maximus is to pay the Company five million shares of Maximus as repayment for past expenditures on the properties, issued over a three-year period. Additional shares could also be issued to the Company at specific resource milestones. In March 2007, the Company had received 0.5 million additional shares of Maximus which it has been recorded as part of investments, with a corresponding decrease of $143,000 recorded against the Hope Bay mineral property. In total at June 30, 2007, the Company had 4.0 million shares of Maximus.

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of Canadian dollars)

For the three and six month periods ended June 30, 2007 and 2006

6.	Investments:

The fair value of investments at June 30, 2007, based on quoted market values, are as follows:

	June 30, 2007 Cost basis	Accumulated unrealized holding gains	June 30, 2007 Carrying value

Available for sale
Sherwood Copper Corp.	$116	$9,331	$9,447
Maximus	887	93	980
Other	37	117	154
Total	$1,040	$9,541	$10,581

On January 29, 2007, the Company sold 150,000 of its shares in Sherwood Copper Corp. (“Sherwood”) to a former officer pursuant to a termination agreement. In the second quarter the Company sold 668,700 shares in Sherwood at an average net selling price of $5.41 per share. At June 30, 2007, the Company owns approximately 1.3 million shares of Sherwood.

7.	Site reclamation and closure:

The Company has recorded provisions for the estimated cost of site closure and reclamation relating to past mining activities at the Con Mine and past exploration activities at the Hope Bay Project. The following is a reconciliation of the changes in the provision for site reclamation and closure during the year:

2007

Balance, beginning of the period	$19,475
Site closure and reclamation costs incurred	(2,412)
Accretion expense	474
Balance, end of the period	$17,537

Allocated between:
Current portion	$8,150
Non-current portion	9,387
$17,537

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of Canadian dollars)

For the three and six month periods ended June 30, 2007 and 2006

8.	Share capital:

(a)	Authorized: 500,000,000 common shares without par value

(b)	Issued:

	Common shares
	Number of shares	Amount

Balance, December 31, 2006:	217,125,038	$551,480

Issued:
Future income tax effect of flow-through shares	—	(9,468)
On exercise of stock options	509,765	1,478
Balance, March 31, 2007	217,634,803	$543,490

Issued:
On exercise of stock options	18,200	47
Balance, June 30, 2007	217,653,003	$543,537

(c)	Stock options:

At June 30, 2007, the Company had share options outstanding as follows:

	Share options	Average exercise price
Beginning of the period	5,058,638	$2.67
Granted	3,493,500	4.90
Exercised	(527,965)	1.89
Cancelled	(159,500)	2.72
End of the period	7,864,673	$3.71

Exercisable	7,364,673	$3.63

As at June 30, 2007, 7,364,673 options were fully vested and expire as follows:

Year	Number	Exercise price

2008	686,676	$2.93
2009	1,226,060	3.22
2010	572,206	1.30
2011	2,141,231	3.06
2012	2,738,500	4.93

Exercisable options exclude options which are contingent on future performance targets (500,000 options).

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of Canadian dollars)

For the three and six month periods ended June 30, 2007 and 2006

(d)	Warrants and brokers compensation options:

At June 30, 2007, the Company had 18,500,000 warrants outstanding with an exercise price of $2.75 per share. These warrants were granted to Newmont as described in note 11(b) of the annual consolidated financial statements.

9.	Related parties:

The Company owns 6.4% of Maximus, a company related by virtue of a common director. The Company supplied services on a cost recovery basis to Maximus totaling $575,193 during the six month period ended June 30, 2007 (2006—$nil). Transactions with related parties are recorded at their exchange amount which is the amount of consideration received as established and agreed to by the Company and Maximus.

10.	Commitments and contingencies:

(a)	In January 2007, the Company entered into a purchase commitment of approximately $5.7 million to acquire a 118 person camp facility from a manufacturer. As at June 30, 2007, the Company had received the camp and paid the outstanding commitment in full.

(b)	In June 2007, the Company entered into a purchase commitment for $10.4 million for a diesel generating system expected to be delivered in June 2008.

11.	Subsequent event

On July 13, 2007, the Company entered into an equity underwriting agreement for a private placement offering of 2,310,000 flow-through common shares at $6.50 per share for total gross proceeds of approximately $15.0 million. Under the agreement, the underwriters have an option to sell an additional 770,000 common shares or approximately $5.0 million in gross proceeds. The underwriters will receive a cash commission of 4% of the gross proceeds. On August 7, 2007, the underwriters fully exercised their option to sell the 770,000 common shares. On August 8, 2007 the Company completed the closing of this financing along with a non-brokered private placement of 19,038 flow through common shares at $6.50 per share for total gross proceeds of approximately $20.1 million. The Company will be required to incur Canadian exploration expenditures as defined by the Income Tax Act (Canada) for the total gross proceeds by December 31, 2008.

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) provides an analysis of the financial results of Miramar Mining Corporation (the “Company”) for the three and six month periods ended June 30, 2007 compared with the same periods in the previous year. In order to better understand the MD&A, it should be read in conjunction with the annual consolidated financial statements for the years ended December 31, 2006 and 2005 and related notes. The Company’s consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and expressed in thousands of Canadian dollars, except per share amounts. This MD&A is dated as of August 10, 2007. All amounts are expressed in Canadian dollars, except as otherwise indicated.

OVERVIEW

The Company’s mining and exploration assets are primarily gold assets in the Canadian Arctic. The Company has focused its activities in the Canadian Arctic for more than ten years and has developed considerable experience in operations, exploration and logistics. In 2004, the Company terminated all mining activities at its Con and Giant mines in Yellowknife, Northwest Territories. Since then, the Company’s business has been focused on the exploration and development of the Hope Bay gold mineral project in Nunavut (the “Hope Bay Project”). The Hope Bay Project is 100% owned by the Company and extends over 1,000 square kilometers. The Company believes the Hope Bay Project encompasses one of the most prospective undeveloped greenstone belts in Canada. The belt contains a number of significant gold deposits including the Doris North deposit which the Company expects to become the first new gold mine in Nunavut.

The Company’s goal is to become an intermediate gold producer through the phased development of the Hope Bay Project.

•	Phase 1: Short-term: Develop a small scale, high return gold mine at Doris North with the objective of generating significant cash flow, after capital payback, to advance the subsequent phases while minimizing equity dilution. A feasibility study on the Doris North deposit prepared in early 2003 concluded a two year mine at Doris North which could produce approximately 155,000 ounces of gold per year (the “Doris North Project”) was feasible. The Company is currently working on an update to the study and has expanded the scope of the updated feasibility study to include a review of the potential additional production which could be added from other areas in Doris, such as Doris Central and Doris Connector.

•	Phase 2: Medium-term: Extend and expand production levels to a targeted production level of either approximately 300,000 ounces per year or 600,000 ounces per year. The potential mining alternatives which are under consideration in technical and economic studies are: a) an underground operation with a targeted production of approximately 6,000 tonnes per day and

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

focused on developing the higher grade, more accessible upper portions of the Boston, Doris Central and Madrid deposits, and b) a larger scale (“Large Pit Concept”) operation with a targeted production of approximately 16,000 tonnes per day, based upon open pit mining at Madrid and underground mining at the Boston and Doris deposits.

•	Phase 3: Longer-term: Continue exploration efforts at Hope Bay with the objective of discovering new deposits and expanding the current known resources in order to provide additional resources to extend mine production.

To achieve these objectives, the Company needs to successfully complete, among other things, the current permitting process for the Doris North Project, complete financing for mine construction, successfully construct and place into production the Doris North Project, complete technical and economic studies on Phase 2 development of the Boston, Doris and Madrid deposits and identify additional resources, complete feasibility studies on Phase 2 and complete permitting on Phase 2.

SECOND QUARTER HIGHLIGHTS

•	The Company reported its revised resource calculation incorporating the results of the successful exploration activities in 2006 on the Hope Bay Project. The revised resource calculation increased the indicated resources by 1.8 million ounces, or 22%.

•	A total of approximately 31,000 meters of exploration drilling was completed in the second quarter of 2007, focused primarily in the Madrid deposit area. For the six periods to the end of June, approximately 34,000 meters have been drilled at Hope Bay.

•	Significant exploration results were reported in the quarter from the Suluk and Rand deposits within the Madrid area. At Suluk, wide intercepts of mineralization were encountered at surface, including hole #549 which intercepted 7.0 g/t over 48 meters, hole #539 which intercepted 6.2 g/t over 48 meters and hole #529 which intercepted 86.5 g/t over 2 meters. At Rand, positive results included near surface encounters of visible gold and higher than expected grade, including hole #532 which intercepted 5.0 g/t over 28 meters and hole #542 which intercepted 8.4 g/t over 54 meters.

•	Site preparation for the construction of the Doris Mine commenced and acquisition of construction materials and equipment and plant facilities, including a 118 person camp for mine operations, was completed and is planned to be shipped to site in August-September, 2007.

•	Activities continued to advance the permitting and licensing process for the Doris North Mine, including the submission of the required materials for the water license application on May 3,

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

2007 and technical review sessions in late June 2007. The public hearings for the water license application are scheduled for August 13-15, 2007 in Cambridge Bay, Nunavut.

•	Subsequent to the quarter, on July 13, 2007, the Company entered into an equity underwriting agreement for a private placement offering of 2,310,000 flow-through common shares at $6.50 per share for total gross proceeds of approximately $15.0 million. Under the agreement, the underwriters have an option to sell an additional 770,000 common shares or approximately $5.0 million in gross proceeds. On August 7, 2007, the underwriters fully exercised their option to sell the 770,000 common shares. On August 8, 2007 the Company completed the closing of this financing along with a non-brokered private placement of 19,038 flow through common shares at $6.50 per share for total gross proceeds of approximately $20.1 million.

•	The Company’s loss for the three and six month periods ended June 30, 2007 was $2.8 million or $0.01 per share and $2.0 million or $0.01 per share, respectively.

OPERATIONS OVERVIEW

Selected Financial Data

The following tables summarize total revenue earnings or loss and earnings or loss per share over the last eight fiscal quarters (in thousands of dollars except per share amounts).

	2007 Q2	2007 Q1	2006 Q4	2006 Q3
Revenue/other income	$5,241	$2,423	$3,988	$1,762
Earnings/(loss)	$(2,774)	$803	$(3,151)	$357
Per share	$(0.01)	$0.00	$(0.01)	$0.00
	2006 Q2	2006 Q1	2005 Q4	2005 Q3
Revenue/other income	$1,109	$2,228	$247	$171
Earnings/(loss)	$1,906	$(1,083)	$(8,348)	$(1,025)
Per share	$0.01	$(0.01)	$(0.05)	$(0.01)

Earnings

For the three month period ended June 30, 2007, the Company had losses of $2.8 million or $0.01 per share compared to net earnings of $1.9 million or $0.01 per share in the same period of 2006. The difference of $4.7 million is largely attributable to: (1) stock-based compensation expense which was higher by $5.7 million in the second quarter of 2007 than the same period of 2006 (see section below headed “Operating Costs” for detailed discussion), (2) future income tax recovery was lower by $3.4 million as a result of a one-time recovery recorded in June 2006 for the reduction of future federal income tax rates which were enacted in the period, and (3) partially offsetting, interest and other income was higher by $4.1 million in the second quarter of 2007 compared to the same period of 2006. Other income

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

was $3.2 million higher due to gains realized on the sale of a portion of the Company’s investment in Sherwood Copper Corporation (“Sherwood”). Interest income was $0.9 million higher than 2006 due largely to a higher average cash balance. As at June 30, 2007 cash and short-term investments totaled $131.4 million which was $71.4 million higher than the balance at June 30, 2006.

For the six month period ended June 30, 2007, the Company had losses of $2.0 million or $0.01 per share compared to net earnings of $0.8 million or $0.00 per share in the same period of 2006. The difference of $2.8 million is mainly attributable to the same factors discussed above: (1) stock-based compensation expense which was higher by $4.3 million in 2007 than 2006, (2) future income tax recovery was lower by $3.4 million, and (3) partially offsetting, interest and other income was $4.3 million higher in the first half of 2007 compared to the same period of 2006. Other income was $2.4 million higher in the first half of 2007 than the same period of 2006 due to gains on the sale of Sherwood and interest income was $1.9 million higher than 2006 due largely to higher average cash balances.

Operating Costs

During the three month period ended June 30, 2007, general and administrative expenses, salaries, professional services, investor relations and travel and interest and penalties totaled $1.7 million compared to $1.6 million in the same period of 2006 due to higher fees for professional services, investor relations and travel activities in the period. Stock-based compensation was $5.8 million in the second quarter of 2007 compared to $40,000 in the same period of 2006. While there were approximately 3.0 million stock options granted and vested in the first quarter of 2007, no stock-based compensation expense was recorded in that period since these options were granted subject to shareholder approval which was obtained at the annual general meeting of the shareholders in May 2007. In addition, approximately 1.3 million stock-options which were granted in 2006, but held subject to shareholder approval were also recognized in the second quarter of 2007. Depreciation, depletion and accretion expense in the second quarter of 2007 was $0.3 million, unchanged from the same period in 2006. Severance and closure costs were $3,000 in the second quarter of 2007 compared to $0.6 million for the same period of 2006.

During the six month period ended June 30, 2007, general and administrative expenses, salaries, professional services, investor relations and travel and interest and penalties totaled $3.2 million compared to $2.9 million in the same period of 2006 due to higher fees for professional services and investor relations and travel activities in the period. Stock-based compensation was $5.8 million in 2007 compared to $1.5 million in the same period of 2006. The significant difference results from increased stock-based compensation expenses incurred in the second quarter of 2007. As discussed in the paragraph above, a total of 4.3 million stock options were valued in the second quarter of 2007 compared to 1.8 million in 2006; the fair value averaged $2.46 per share in 2007 compared to $1.54 in 2006.

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

Additionally, approximately 54% of the total stock-based compensation expense in each period has been included in deferred exploration expenditures. Depreciation, depletion and accretion expense in 2007 was $0.6 million, largely unchanged from the same period in 2006. Severance and closure costs were $0.3 million in 2007 compared to $1.3 million for the same period of 2006.

EXPLORATION AND DEVELOPMENT ACTIVITIES

The Company’s focus continues to be on the Hope Bay Project. The Company is committed to a strategy of advancing the Hope Bay Project to a production decision while continuing to expand gold resources. The staged development strategy will focus first on the high grade gold Doris North Project, with the goal of generating cash flow to pay for mining infrastructure and to partially fund the subsequent development of a bulk tonnage operation at Madrid and a satellite mining operation at the Boston deposit which is approximately 50 kilometers south of the Doris North deposit area. The Company’s exploration strategy will focus on expanding the size and increasing the confidence level of existing deposits and on continued exploration for new gold resources in order to support a sustained production profile. The Company intends to continue to conduct grassroots exploration alone and, in certain circumstances, in cooperation with strategic partners on selected portions of the Hope Bay mineral claims. To achieve these objectives, the Company needs to successfully complete, among other things, the current permitting process for the Doris North Project, complete financing for mine construction, successfully construct and place into production the Doris North deposit, complete technical and economic studies on Phase 2 development of the Boston, Doris and Madrid deposits and identify additional resources, complete feasibility studies on Phase 2 and complete permitting on Phase 2.

In the first quarter of 2007, the Company approved spending programs at Hope Bay for exploration and project development for 2007 totaling $39.6 million, which includes $31.4 million for drilling and exploration activities with the objective of completing approximately 72,000 meters of drilling targeted to continue to expand and extend existing deposits and explore for new deposits. Additionally, $8.2 million has been budgeted to advance Phase 2 engineering and environmental studies. The Hope Bay mine construction budget for 2007 was also approved totaling $17.9 million; the budget includes the cost of the acquisition of a 118 person camp for the Doris Mine, a mill building, some initial site preparation and small equipment purchases along with the expected costs to complete the permitting and licensing process. Based on lower than planned drill productivity in the first half of 2007, the Company now projects the total drilling in 2007 will be approximately 62,000 meters.

The Hope Bay exploration camp was reopened in late February and the season’s drilling activity commenced on March 17, 2007. In the first quarter of 2007, drilling activities were focused at the Suluk deposit which is in the Madrid deposit area and accounted for a total of 2,355 meters. In the second quarter of 2007, a total of approximately 31,000 meters of drilling was completed, comprised of 24,000

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

meters in the Madrid area, 5,000 meters in the Boston deposit and 2,000 meters in various regional targets.

Significant exploration results were reported in the second quarter from the Suluk and Rand deposits within the Madrid area. At Suluk, wide intercepts of mineralization were encountered at surface, including hole #549 which intercepted 7.0 g/t over 48 meters, hole #539 which intercepted 6.2 g/t over 48 meters and hole #529 which intercepted 86.5 g/t over 2 meters. At Rand, positive results included near surface encounters of visible gold and higher than expected grade, including hole #532 which intercepted 5.0 g/t over 28 meters and hole #542 which intercepted 8.4 g/t over 54 meters. At the Boston deposit, drilling has been focused on resource targets in the Boston Nose and B2 areas of the deposit as well as exploration in the surrounding area of the Boston deposit. At the same time, a program of re-sampling core from historical drill holes at Boston has been ongoing in 2007. Assays are pending for all Boston activity to-date.

On April 20, 2007, the Company reported its revised resource calculation incorporating the results of the successful exploration activities in 2006 on the Hope Bay Project. The revised resource calculation increased the indicated resources by 1.8 million ounces, or 22%. Given the potential for a large open pit operation at the Madrid deposit area, the Company was able to reduce the cutoff grade applied to those resources, which in part led to the reported increase. However, using the same cutoff grades as in 2005, approximately 0.5 million ounces were added to the total resources.

The tables below summarize the reported resources at the Hope Bay Project as at December 31, 2006

HOPE BAY INDICATED MINERAL RESOURCES AT DECEMBER 31, 2006

	Indicated
Area/Deposit/Zone	Tonnes	g Au/t	Cutoff g Au/t	Contained Ounces Au(1)
Madrid Deposit Area
Naartok East	11,353,900	3.7	1.5	1,350,727
Naartok West	6,794,400	3.7	1.5	797,672
Rand	2,957,000	2.5	1.5	239,910
Suluk	11,427,700	3.6	1.5	1,313,989
South Patch	0	0.0	0.0	0
Subtotal Madrid	32,533,000	3.5		3,702,298
Doris Deposit
Doris Hinge(2)	345,000	34.7	8	385,000
Doris North/Connector	N/A
Doris Central	824,000	12.9	5	341,000
Doris Pillars	N/A	N/A		N/A
Subtotal Doris	1,169,000	19.3		726,000

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

	Indicated
Area/Deposit/Zone	Tonnes	g Au/t	Cutoff g Au/t	Contained Ounces Au(1)
Boston Deposit
Boston B2	1,949,000	11.4	4	713,000
Boston B3/B4	363,000	7.3	4	85,000
Subtotal Boston	2,312,000	10.7		798,000
Total Indicated(3)	36,014,000	4.51		5,226,298

(1)	Disclosure of contained ounces is permitted under Canadian regulations; however, the United States Securities and Exchange Commission generally permits mineralization that does not constitute “reserves” to be reported only as in place tonnage and grade. See discussion under the heading “Cautionary Note for U.S. Investors” for a description of differences between Canadian and U.S. requirements for estimates of mineralization.
(2)	Includes the undiluted, unrecovered Probable Mineral Reserve for Doris Hinge referred to below.
(3)	Numbers may not add up exactly due to rounding.

HOPE BAY INFERRED MINERAL RESOURCES AT DECEMBER 31, 2006

	Indicated
Area/Deposit/Zone	Tonnes	g Au/t	Cutoff g Au/t	Contained Ounces Au(1)
Madrid Deposit Area
Naartok East	14,368,900	2.8	1.5	1,274,903
Naartok West	5,228,100	3.4	1.5	565,276
Rand	5,373,600	2.3	1.5	403,284
Suluk	17,342,000	2.8	1.5	1,546,437
South Patch	227,000	22.5	7	164,202
Subtotal Madrid	42,539,600	2.9		3,954,102
Doris Deposit
Doris Hinge	28,000	10.0	8	9,000
Doris North/Connector	1,270,000	13.9	5	569,000
Doris Central	73,000	12.8	5	30,000
Doris Pillars	263,000	18.6	5-7	158,000
Subtotal Doris	1,634,000	14.5		766,000
Boston Deposit
Boston B2	995,000	9.1	4	292,000
Boston B3/B4	1,437,000	9.7	4	449,000
Subtotal Boston	2,431,000	9.5		741,000
Total Inferred(2)(3)	46,604,600	3.64		5,461,102

(1)	Disclosure of contained ounces is permitted under Canadian regulations; however, the United States Securities and Exchange Commission generally permits mineralization that does not constitute “reserves” to be reported only as in place tonnage and grade. See discussion under the heading “Cautionary Note for U.S. Investors” for a description of differences between Canadian and U.S. requirements for estimates of mineralization.
(2)	Inferred Mineral Resources are reported in addition to Indicated Mineral Resources.
(3)	Numbers may not add up exactly due to rounding.

The Company reports a Probable Mineral Reserve of 458,200 tonnes grading 22 grams Au/t for the Doris Hinge zone which is included in the Indicated Mineral Resource. The Probable Mineral Reserve was estimated during the course of a Feasibility Study carried out by Steffen Robertson and Kirsten (Canada) Inc. on the Doris North Project in 2002. This Probable Mineral Reserve is included within the Indicated Mineral Resource reported in the table above entitled “Hope Bay Indicated Mineral Resource”, to which dilution of 39% and a mining recovery factor of 95% have been applied.

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

During the first quarter of 2007, the Company continued to advance studies, including alternative mining concepts, which will assess the optimal mining and milling capacity for the next phase of development at Hope Bay. The results of the technical and economic studies were targeted to be completed in the second quarter of 2007; however these studies have been deferred until later this year in order to incorporate the significant results from the 2007 drilling program. The results of these studies will define the direction for Phase 2 development of Hope Bay. The Company plans to commence a feasibility study on Phase 2 in the first half of 2008. Upon establishing the parameters for Phase 2, the Company plans to embark on the project approval process by filing a preliminary project description with the Nunavut Impact Review Board (“NIRB”) and initiating the environmental assessment of the proposed project.

The Company continues to work towards obtaining permits and licenses for the Doris North Project. In early May 2007, the finalized support documentation requested by the Nunavut Water Board was submitted and technical sessions were held in mid-June 2007. The final public hearing for the water license application has been set for August 13-15, 2007. In July 2007, the permit for the Roberts Bay jetty foreshore lease was received from Indian and Northern Affairs Canada and the authorizations from the Department of Fisheries (“DFO”) and Transport Canada allowing the construction of the jetty at Roberts Bay to be completed. The jetty is planned to be used to receive the sealift shipment of construction equipment and materials in August-September, 2007. In September 2006, the Company filed materials to support its application for amendment of Schedule II of the Metal Mining Effluent Regulations (“MMER”) to include Tail Lake as a designated tailings impoundment area. In January 2007, the DFO accepted the Company’s selection of the proposed tailings disposal plan and requested that Environment Canada take steps to amend the MMER to include Tail Lake in Schedule II; this amendment is expected in the second half of 2007. The Company continues to expect that the permitting process will proceed in a manner which will allow the Company to continue with its activities for initial site development in 2007, completion in 2008 and commencement of production in the second half of 2008. In January 2007, the Company engaged SNC-Lavalin to update the feasibility study which was completed on Doris North in 2003. The update was expected to be completed in the second quarter of 2007; however it is now expected to be completed in the third quarter of 2007. In order to allow the Company sufficient time to complete the feasibility, permitting and construction of Phase 2 without a potential production hiatus between Phase 1 and Phase 2, the Company has expanded the scope of the updated Doris Feasibility Study to include a review of the potential additional production which could be added from other areas in Doris, such as Doris Central and Doris Connector. Any such amendment to the project would likely result in an increase in both the size and life of the Doris North operation, which in turn would result in cost increases to the project while increasing the gold produced.

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

CAPITAL PROGRAMS

During the second quarter of 2007, the Company incurred capital expenditures of $21.8 million for exploration and project activities at Hope Bay and $11.5 million for property, plant and equipment compared to $11.3 million for exploration and project activities at Hope Bay and $0.6 million for property, plant and equipment. The increase in exploration and project expenditures at Hope Bay in 2007 of $10.5 million includes $7.1 million for stock-based compensation and related future income taxes. Stock-based compensation is discussed in greater detail in the section above headed “Operating Costs”. The increase in expenditures for property, plant and equipment is largely comprised of construction-in-progress expenditures for the Doris North Mine as detailed in note 4 of the interim consolidated financial statements for the second quarter of 2007.

FINANCING AND LIQUIDITY

At June 30, 2007, the Company had consolidated working capital of $113.8 million compared to $143.7 million at the end of 2006. At June 30, 2007, the Company had $131.4 million of cash and cash equivalents compared to $149.8 million of cash and cash equivalents and short term investments at December 31, 2006. At June 30, 2007, the Company also had $15.5 million in reclamation security trusts and cash collateral deposits for reclamation bonds which are classified outside of working capital.

On July 13, 2007, the Company entered into an equity underwriting agreement for a private placement offering of 2,310,000 flow-through common shares at $6.50 per share for total gross proceeds of approximately $15.0 million. Under the agreement, the underwriters have an option to sell an additional 770,000 common shares or approximately $5.0 million in gross proceeds. The underwriters will receive a cash commission of 4% of the gross proceeds. On August 7, 2007, the underwriters fully exercised their option to sell the 770,000 common shares. On August 8, 2007 the Company completed the closing of this financing along with a non-brokered private placement of 19,038 flow through common shares at $6.50 per share for total gross proceeds of approximately $20.1 million. The Company will be required to incur Canadian exploration expenditures as defined by the Income Tax Act (Canada) for the total gross proceeds by December 31, 2008.

The Company believes it has sufficient cash resources and liquidity to sustain its planned activities in 2007 and to complete initial construction planned in 2007 for Phase 1 mine development. The future exploration and development of the Hope Bay Project may require the Company to raise additional capital through a combination of project debt and equity financings. The Company’s strategy is to use equity financing for exploration activities and the maximum amount of project debt to build mining infrastructure until sufficient cash flow is generated from mining operations.

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

LIABILITIES AND CONTINGENCIES

The Company has the legal obligation to reclaim properties for which it holds water licenses and exploration and mining agreements. The Company has estimated these asset retirement obligations at December 31, 2006, to be an aggregate of $23.4 million on an undiscounted basis. The properties for which these obligations have been estimated are the Con Mine in Yellowknife and the Hope Bay Project in Nunavut. The Company has established cash deposits as collateral for letters of credit pledged in favour of various governmental agencies and others under several water licenses and mineral exploration and mining agreements. The Company has reclamation security trusts totaling $11.0 million for the Con Mine and cash collateral deposits totaling $4.5 million for Hope Bay and other properties.

The reclamation security trusts for the Con Mine were established on December 31, 2004. The Company deposited $9 million of the $10 million proceeds from the sale of its Bluefish hydroelectric facility into a reclamation security trust, in accordance with an agreement with the Department of Indian and Northern Development. The remaining $1 million of the proceeds was deposited into a second reclamation security trust. The proceeds from any subsequent sale of Con Mine assets will also be deposited into this second reclamation security trust. The cost of reclamation was estimated by Golder and Associates and the Company on the basis of a final closure and reclamation plan which was submitted to the McKenzie Valley Land and Water Board (“MVLWB”) in January 2007. In late April 2007, the Company received final approval from the MVLWB for the Con Mine Closure and Reclamation Plan following an extensive technical and public review. The approval has conditions that apply to submission of detailed designs related to construction of specified reclamation works such as the cap on the tailings containment areas and for completion of ongoing studies such as the hydrogeology of the flooding of the underground mine workings. The water board has elected to defer review of the estimated costs until the Company submits its water license renewal application later this year.

In 1995, the Corporation entered into a joint exploration transaction with an investor that resulted in a renunciation of certain resource expenses being made to the investor. The amount of the renunciation was based upon an independent valuation prepared for the Corporation relating to the Con Mine assets. In 2000, the Canada Revenue Agency (the “CRA”) issued a reassessment notice challenging the valuation that formed the basis for this transaction. The reassessment does not give rise to any taxes payable by the Corporation. However, as part of the original transaction, the Corporation agreed to compensate the investor for any shortfall in the renunciation made by the Corporation to a maximum of $2.7 million plus accrued interest. On March 29, 2007, the Company and the CRA reached a settlement regarding the reassessment which adjusts certain tax pools of the Company and preserves the amount of the renunciation originally made to the investor. Accordingly, the Company no longer has a contingent liability with respect to possible payments to the investor. The settlement does not result in any income tax payable by the Company.

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

In September 2006, the Company signed an Inuit impact and benefits agreement with the KIA which establishes the terms which will apply to Doris North mine operations with respect to benefits to the Inuit people of the Kitikmeot region. Included in the agreement are specific payments totaling $1.4 million which would be made to the KIA subject to the successful completion of certain project milestones such as a positive production decision made by the Company and receipt of its water license. Also in September 2006, the Company completed a water compensation agreement with the KIA for the use of the proposed lake for tailings disposal. The agreement establishes total compensation of $0.9 million to be paid by the Company over a three year period following a positive production decision made by the Company.

Contractual Obligations

The following table summarizes the contractual obligations as at December 31, 2006 of the Company for each of the five years commencing with 2007 and thereafter, in thousands of dollars.

	2007	2008	2009	2010	2011	Thereafter
Oxygen plant	$600	$—	$—	$—	$—	$—
Office lease costs	$336	$336	$344	$260	$260	$245
Exploration equipment	$611	$95	—	—	—	—
Site reclamation(1)	$8,473	$4,098	$2,715	$1,328	$369	$5,096

(1)	The Company is obligated to fund closure and reclamation costs for its mining and exploration operations as a condition of associated water licenses. However, the timing of the payments has not been determined with certainty and may change depending upon future events. Reclamation of exploration sites will be deferred to the extent that the Company continues to be engaged in actively exploring them.

In January 2007, the Company entered into a purchase commitment of approximately $5.7 million to acquire a 118 person camp facility from a manufacturer. As at June 30, 2007, the Company had received the camp and paid the outstanding commitment in full. In June 2007, the Company entered into a purchase commitment for $10.4 million for a diesel generating system expected to be delivered in June 2008.

For additional information related to the Company’s obligations and commitments see note 15 to the annual consolidated financial statements.

Off Balance Sheet Arrangements

The Company does not have any off balance sheet arrangements other than the pension obligations which are described in note 13 of the annual consolidated financial statements.

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

OUTLOOK

The outlook for the Company is dependent on the successful exploration and development of the Hope Bay Project. The Company controls 100% of the Hope Bay Project, which has indicated resources totaling 5.2 million ounces of gold at a grade of 4.5 grams per tonne and an additional 5.5 million ounces of gold at a grade of 3.6 grams per tonne in the inferred category.

The Company plans to continue to work towards making a production decision on the Doris North Project, including advancement of the permitting process. The Company believes that it will be successful in addressing the concerns of the regulatory agencies and, if the permitting process is successfully completed, the Company will make a final decision on a commitment to the construction process. If the project is approved by the Company, production could commence during 2008. The Company has engaged SNC-Lavalin to update the feasibility study which was completed on Doris North in 2003 and the update is currently expected to be completed in the third quarter of 2007. There can be no assurance that the permitting process will be completed as planned or that the Company will develop the Doris North Project as anticipated.

As part of the Company’s development strategy for Hope Bay, programs have been completed that were designed to facilitate delivery of studies which include alternative mining concepts. These alternative concepts will assess the optimal mining and milling capacity for the next phase of development at Hope Bay. The two options under consideration are: a) an underground operation with a targeted production of approximately 300,000 ounces of gold annually, and b) the Large Pit Concept at Madrid based upon satellite underground deposits at Boston and Doris which has targeted production of approximately 600,000 ounces of gold annually. The results of the technical and economic studies were targeted to be completed in the second quarter of 2007; however these studies have been deferred until later this year in order to incorporate the significant results from the 2007 drilling program. The results of these studies will define the direction for Phase 2 development of Hope Bay. The Company plans to commence a feasibility study on Phase 2 in the first half of 2008. These studies will define the direction for Phase 2 development of Hope Bay. The Company plans to commence a feasibility study on Phase 2 in the first half of 2008. Upon establishing the parameters for Phase 2, the Company will also embark on the project approval process by filing a preliminary project description with NIRB and initiating the process to study the environmental impacts of the proposed project.

The Company received final approval for the Con Mine closure and reclamation plan in April 2007 which will permit the Company to conduct final reclamation activities in subsequent periods. On June 30, 2005, the Company returned the Giant Mine property to the Department of Indian and Northern Development in accordance with the terms of the acquisition agreement. The Company does not have any ongoing reclamation obligations for the Giant Mine.

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Changes in Internal Control over Financial Reporting (“ICFR”)

No changes occurred in the second quarter Company’s ICFR that has materially affected, or is reasonably likely to materially affect, the Company’s ICFR.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2007, the Company adopted five new Canadian Institute of Chartered Accountants (“CICA”) accounting standards: (a) Handbook Section 1530, Comprehensive Income; (b) Handbook Section 3855, Financial Instruments — Recognition and Measurement; (c) Handbook Section 3861 Financial Instruments — Disclosure and Presentation; (d) Handbook Section 3865, Hedges; and (e) Handbook Section 1506, Accounting Changes. Consistent with the requirements of the new accounting standards, the Company has not restated any prior period amounts as a result of adopting the accounting changes.

(a) Section 1530 introduces new standards for the presentation and disclosure of the components of comprehensive income. Comprehensive income is defined as the change in net assets of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources.

(b) Section 3855 requires all financial assets, financial liabilities and non-financial derivatives to be recognized on the balance sheet and measured based on specified categories.

(c) Section 3861 sets out standards which address the presentation of financial instruments and non-financial derivates, and identifies the related information that should be disclosed. These standards also revise the requirements for entities to provide accounting policy disclosures, including disclosure of the criteria for designating as held-for-trading those financial assets or liabilities that are not required to be classified as held-for-trading; whether categories of normal purchases and sales of financial assets are accounted for at trade date or settlement date; the accounting policy for transaction costs on financial assets and financial liabilities classified as other than held-for-trading; and provide several new requirements for disclosure about fair value.

Upon adoption of these new standards, the following adjustment was recorded with respect to the classification of the Company’s financial instruments. The Company has designated its investments as available for sale assets in accordance with Section 3855 and as a result now records the investments on the balance sheet at their fair market value based on quoted market prices. This change in accounting standard resulted in an increase in the carrying value of the investments and accumulated other comprehensive income of $8,952,000 on the balance sheet upon adoption at January 1, 2007. Unrealized gains and losses on these investments since January 1, 2007 have been included in the

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MANAGEMENT’S DISCUSSION AND ANALYSIS

statement of comprehensive income. There is no net impact to future income taxes resulting from this adjustment as the future income tax liability is fully offset by a reduction in the Company’s future income tax valuation allowance. The Company’s investment in the Northern Orion Explorations Ltd. net proceeds interest royalty is not impacted by the adoption of Section 3855 as the instrument is not traded on an exchange and payments are based on the volume of metal sold and the price realized thereon.

(d) Section 3865 sets out when hedge accounting can be applied and builds on existing Canadian GAAP guidance by specifying how hedge accounting is applied and disclosed. The Company currently does not have any hedging contracts.

(e) Section 1506 revises the current standards on changes in accounting policy, estimates or errors as follows: voluntary changes in accounting policy are allowed only when they result in financial statements that provide reliable and more relevant information; changes in accounting policy are to be applied retrospectively unless doing so is impracticable; changes in estimates are to be recorded prospectively; and prior period adjustments are to be corrected retrospectively. In addition, this standard calls for enhanced disclosure about the effects of changes in accounting policies, estimates and errors on the financial statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Company’s consolidated financial statements requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as well as the reported expenses during the reporting period. Such estimates and assumptions affect the determination of the potential impairment of long-lived assets, estimated costs associated with reclamation and closure of mining properties, and the determination of stock-based compensation and future income taxes. Management re-evaluates its estimates and assumptions on an ongoing basis; however, due to the nature of estimates, actual amounts could differ from its estimates. The most critical accounting policies upon which the Company depends are those requiring estimates of gold reserves and resources, future recoverable gold ounces and assumptions of future gold prices.

Accounting for Exploration and Development Costs

Exploration expenditures related to mineral properties are deferred only if it is probable that these costs will be recovered from future operations. The carrying values of mineral properties are assessed at the balance sheet date to determine whether any persuasive evidence exists that the properties may be permanently impaired. The Company’s progress in its development activities towards its planned operations is a key factor to be considered as part of the ongoing assessment of the recoverability of the carrying amount of capital assets and deferred exploration and development costs. If there is persuasive

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MANAGEMENT’S DISCUSSION AND ANALYSIS

evidence of impairment, the asset is written down to its estimated net recoverable value. Deferred acquisition, exploration and development expenditures totaled $231.1 million for Hope Bay at June 30, 2007.

Asset Retirement Obligations

Asset retirement obligations are the estimated costs associated with mine closure and reclamation and are recorded as a liability at fair value. The liability is accreted over time through periodic charges to operations. In addition, asset retirement costs are capitalized as part of each asset’s carrying value at its initial discounted value and are amortized over the asset’s useful life. In the event the actual costs of reclamation exceed the Company’s estimates, the additional liability for retirement and remediation costs may have an adverse effect on the Company’s future results of operations and financial condition.

The asset retirement obligation for the Con Mine is comprised of two components: (1) processing of historic mill roaster tailings (arsenic contained within this material is rendered inert by a process which utilizes the pressure oxidation circuit); and, (2) site closure and monitoring activities, including building removal, capping of mine openings, restoration of tailings areas, water treatment and post-closure monitoring.

Although the ultimate amount to be incurred is uncertain, the liability for site closure and reclamation has been estimated on an undiscounted basis before inflation to be $22.1 million, to be expended from 2007 to 2050. For purposes of determining the fair value of the obligation, a discount rate of 9.8%, an inflation factor of 2.0% and a market risk premium have been applied. As required by regulatory policies and Canadian GAAP, cost estimates include contractor markups, provision for administration and engineering, provision for a market risk premium, and a provision for contingencies. However, the Company expects to use its employees wherever possible to complete the reclamation activities, which could reduce actual costs below the accrued liability. The Company has $11.0 million on deposit in Con Mine reclamation security trusts. The Company has committed the proceeds from any asset sales at the Con Mine to the reclamation security trusts and the funds in the trusts will be applied to offset in part the reclamation costs as they are incurred.

Key assumptions in estimating the asset retirement obligation for the Con Mine include the assumptions that: a) the processing of residual historic mill roaster tailings (calcines and arsenic bearing sludges) through the autoclave will be completed in 2007; b) final wash down of the blend plant storage pits will be completed in 2007; c) the final mine closure and reclamation would receive regulatory approval in 2007 allowing other site closure reclamation activities to commence in 2007 and essentially be completed over a three year period, including the removal of remaining buildings, capping of remaining mine openings, capping of the tailings containment areas and remediation of the site to the standard acceptable for

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MANAGEMENT’S DISCUSSION AND ANALYSIS

industrial-use property; and, d) an allowance for ongoing water treatment for a period of approximately 25 years and an allowance for post closure environmental performance monitoring for a period of approximately 50 years.

Key assumptions in estimating the asset retirement obligation for the Hope Bay exploration camps include removal of exploration camps, reclamation of site pads and infrastructure, placement of surface stored waste rock underground at Boston and re-vegetation as needed. The estimate of the cost, based on contractor rates, of such reclamation activities is $1.3 million.

Stock-based Compensation

Stock-based compensation is accounted for using the fair value based method. Under the fair value based method, compensation cost is measured at fair value of the options at the date of grant and is expensed over the vesting period of the award. The Company estimates the fair value using the Black-Scholes option pricing model.

RISKS AND UNCERTAINTIES

The following risks and uncertainties, as well as risks not currently known to the Company, could materially affect the Company’s future performance:

•	The Company will require external financing and production revenue to conduct further exploration on and development of its mineral resource properties and to develop the Doris North deposit.

•	The Company has had no revenue from operations and no ongoing mining operations of any kind.

•	Changes in the market price of gold and other metals, which in the past have fluctuated widely, will significantly affect the potential of the Company’s properties.

•	The Company has no history of producing gold from the Hope Bay Project and there can be no assurance that it will successfully establish mining operations or profitably produce gold.

•	There can be no assurance that the Company’s exploration programs will result in the establishment of mineral reserves or the expansion of such reserves with new mineral reserves.

•	The Company has a history of losses and expects to incur losses for the foreseeable future.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

•	The figures for the Company’s mineral reserves and mineral resources are estimates based on interpretation and assumptions and the Company’s mineral deposits may yield less mineral production under actual conditions than the Company’s estimates indicate.

•	The Company requires various permits in order to conduct its current and anticipated future operations and delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that the Company has obtained, could have a material adverse impact on the Company.

•	The Hope Bay properties are subject to the Nunavut Land Claims Agreement and ongoing operations are affected by working relationships with Inuit organizations.

•	The Company is subject to significant governmental regulations.

•	The Company’s activities are subject to environmental laws and regulations that may increase its costs of doing business and restrict its operations.

•	Mining is inherently dangerous and subject to conditions or events beyond the Company’s control, which could have a material adverse effect on its business.

•	Changes in the factors underlying the Doris North feasibility study since its preparation may make the financial calculations no longer applicable; actual capital costs, operating costs, production and economic returns from the Doris North deposit may differ significantly from those the Company has anticipated; and there are no assurances that any future development activities will result in profitable mining operations.

•	Because the Hope Bay Project is located in Canada and will have production costs incurred in Canadian dollars, while gold is generally sold in United States dollars, the Hope Bay Project results could be materially adversely affected by appreciation of the Canadian dollar.

•	Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

•	Title to the Company’s mineral properties cannot be guaranteed and may be subject to prior unregistered agreements, transfers or claims and other defects.

•	The Company may experience difficulty attracting and retaining qualified management and operations personnel to meet the needs of its anticipated growth, and the failure to manage the

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Company’s growth effectively could have a material adverse effect on its business and financial condition.

•	The Company has ongoing reclamation on the Con Mine and the Company may be required to contribute more funds towards the abandonment and reclamation of the Con Mine site which could have a material adverse effect on its financial position.

•	The Company or its subsidiaries are from time to time a party to litigation which could have a material effect on the Company.

OUTSTANDING SHARE DATA

As at August 10, 2007, there were 220,807,634 common shares outstanding. As at August 10, 2007, there were options and warrants outstanding to purchase an aggregate of 26,309,080 common shares. The options were granted to certain of the Company’s executive officers, directors and employees (7,809,080 stock options) and the warrants were granted to Newmont as part of a private equity placement completed in 2005 (18,500,000 warrants).

RELATED PARTIES

The Company owns 6.4% of Maximus Ventures Ltd. (“Maximus”), a company related by virtue of a common director. The Company supplied services on a cost recovery basis to Maximus totaling $575,193 during the six month period ended June 30, 2007 (2006—$nil). Transactions with related parties are recorded at their exchange amount which is the amount of consideration received as established and agreed to by the Company and Maximus.

FORWARD LOOKING STATEMENTS

Statements relating to exploration work at the Hope Bay Project and the expected results of this work and strategies, plans, studies and permitting for the development of the Hope Bay Project, statements related to analyses of financial condition, future results of operations and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and the securities legislation of certain provinces of Canada. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” ”satisfies,” “potential,” “goal,” “objective,” “prospective,” “strategy”, “target,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral reserve and resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices and currency exchange rates; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the

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MANAGEMENT’S DISCUSSION AND ANALYSIS

perceived potential of the Company’s properties; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; the possibility that required permits may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from Miramar’s operations, risks and uncertainties described under “Risks and Uncertainties” and elsewhere in the Management’s Discussion and Analysis, and other risks and uncertainties, including those described in the Miramar’s Annual Report on Form 40-F for the year ended December 31, 2006 and Reports on Form 6-K filed with the Securities and Exchange Commission.

Forward-looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

CAUTIONARY NOTE TO U.S. INVESTORS

All resource estimates reported in this disclosure are calculated in accordance with the National Instrument 43-101 of the Canadian securities administrators and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, which permits U.S. mining companies in their Securities and Exchange Commission filings to disclose only those mineral deposits that qualify as proven or probable ”reserves” because a determination has been made based on an appropriate feasibility study that the deposits could be economically and legally extracted or produced, and, accordingly, resource information reported in this disclosure may not be comparable to similar information reported by United States companies. The term “resource(s)” does not equate to “reserves” and normally may not be included in documents filed with the Securities and Exchange Commission, and investors are cautioned not to assume that “resources” will be converted into “reserves” in the future.

This disclosure uses the term “inferred resources”. While this term is recognized by Canadian securities regulations concerning disclosures by mining companies, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a high category. Under Canadian securities regulations, estimates of “inferred resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that part or all of an “inferred resource” exist or are economically or legally feasible.

Additional Information

Additional information regarding the Company is included in the Company’s Annual Information Form (“AIF”) and Annual Report on Form 40F, which are filed with the Canadian securities regulators and the United States Securities and Exchange Commission, respectively. A copy of the Company’s AIF is posted on the SEDAR website at www.sedar.com. A copy of the Form 40F can be obtained from the United States Securities and Exchange Commission website at www.sec.gov.